SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  13 February 2015

Material facts disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material facts disclosed by Oi, S.A. related to the Bondholders Meetings, according to the company’s announcements attached hereto.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, paragraph 4 of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), informs its shareholders and the market in general, in furtherance of the Material Fact dated January 26, 2015 (“Material Fact”), that, on this date, the general meeting of debenture holders (the “Debenture Holders”) of the 5th Issuance of Non-Convertible into Shares, Unsecured Debentures, in Two Series, for Public Distribution (“General Meeting of Debenture Holders” and “5th Issuance,” respectively) was held.

The General Meeting of Debenture Holders approved the matters listed below:

A) approve the authorization to complete the corporate restructuring, through the merger of shares of the Company by Telemar Participações S.A. that results in the increase in the level of the Company’s corporate governance on the BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&F Bovespa”), pursuant to Article 231 of the Brazilian Corporations Law, with the migration of the Company’s shareholder base to the Novo Mercado of the BM&F Bovespa, resulting in the Company assuming the obligations included in the minutes of the General Meeting of Debenture Holders of the 5th Issuance.

B) approve the temporary waiver of the calculation of financial covenants described in Clause 6.21, item XV, of the Indenture, during the 4 (four) quarters of 2015, which should conform to the below:

•                                         the maximum leverage to be calculated by the Company with respect to each of the four quarters of 2015, obtained by dividing the Total Gross Debt of the Company by the Company’s EBITDA, shall be less than or equal to 4.50 (four point fifty) times, except in the event of (i) prior to the effective transfer of the shares of PT Portugal to Altice and payment of the sales price to the Company and/or any of its subsidiaries (the “Closing”), there is a need to deconsolidate the

EBITDA of PT Portugal and its subsidiaries from the Company’s consolidated EBITDA calculation while, at the same time, there is a need to consolidate the debt of PT Portugal and its subsidiaries in the calculation of the Total Gross Debt of the Company, or (ii) after the Closing, PT Portugal’s debt will have been substantially transferred to the Company and/or any of its subsidiaries, being that in either case, the maximum leverage to be calculated by the Company for each of the four quarters of 2015, obtained by dividing the Total Gross Debt by the Company’s EBITDA shall be less than or equal to a ratio of 6.00 (six) times. For the quarters ended March 31, June 30 and September 30, 2015, the financial ratio provided herein shall be calculated according to the Company’s audited quarterly financial statements for each of those quarters. For the quarter ended December 31, 2015, the financial index provided herein shall be calculated according to the Company’s 2015 audited annual financial statements.

B.1)                        the ratios calculated from the financial covenants referred to above should return to be those currently included in Clause 6.21, item XV of the Indenture (i.e., the ratio of the Company’s Total Gross Debt to EBITDA shall be less than or equal to 4.00, based on the Company’s consolidated shareholders’ equity, and the ratio of the Company’s EBITDA to Debt Service shall be greater than or equal to 1.75, based on the Company’s consolidated shareholders’ equity) should be reinstated beginning in the first quarter of 2016 (inclusive), with the respective amendment to the Indenture, but without the need for a new meeting of Debenture Holders, authorizing the trustee to enter into a new amendment to the Indenture in order to reestablish the financial covenants originally included in Clause 6.21, item XV of the Indenture.

C)            As a result of the ratification of the approval of items A and B above, approve (i) payment to the Debenture Holders of the Waiver Fee by the Company in an amount equivalent to 100 bps (flat), calculated based on the nominal value of the Debentures, updated based on the remuneration of the Debentures (“Waiver Fee” and “Updated Nominal PU”), considering for such calculation the Updated Nominal PU calculated on the date of payment of the Waiver Fee, observing the procedures described in the minutes of the General Meeting of Debenture Holders and (ii) the option of Mandatory Acquisition, observing the procedures described in the minutes of the General Meeting of Debenture Holders.

D)            Authorize the trustee to adopt any and all procedures necessary to implement the resolutions described above, including, without limitation, the execution of the Amendment to the Indenture on behalf of the Debenture Holders.

The minutes of the general meeting of the Debenture Holders of the 5th Issuance held today were disclosed on the IPE system of the CVM and the Company’s website.

The Company will timely disclose to the Debenture Holders more detail regarding the Waiver Fee payment.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, February 12, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company” - Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, paragraph 4, of Law No. 6,404/76 and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), informs its shareholders and the market in general, in furtherance of the Material Fact dated January 26, 2015 (“Material Fact”), that, on this date, the general meeting of debenture holders (the “Debenture Holders”) of the 9th Issuance of Simple, Non-Convertible, Unsecured Debentures, in Two Series, for Public Distribution, of the Company (the “General Meeting of Debenture Holders” and the “9th Issuance”, respectively) was held.

The General Meeting of Debenture Holders approved the matters listed below.

A) Ratify the authorization for the completion of the sale of the shares of PT Portugal SGPS S.A. (“PT Portugal”)  to Altice Portugal S.A.(“Altice”), including the execution of corporate restructuring necessary for implementation of the sale, so as not to open up for discussion any non-compliance issues with regards to covenants described in Clause 6.23, item XII of the Indenture, upon the Company’s commitment to assume, before the Debenture Holders, the obligations provided for in the minutes of the General Meeting of Debenture Holders.

B) Approve the authorization to complete the corporate restructuring, through the merger of shares of the Company by Telemar Participações S.A. that results in the increase in the level of the Company’s corporate governance on the BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&F Bovespa”) pursuant to Clause 6.23, item XIII of the Indenture, upon the assumption by the Company of the covenants described in item D below.

C) Approve the temporary waiver of the calculation of financial covenants described in Clause 6.23, item XVIII of the Indenture, during the 4 (four) quarters of 2015, which should conform to the below:

•                  the maximum leverage to be calculated by the Company with respect to each of the four quarters of 2015, obtained by dividing the Total Gross Debt of the Company by the Company’s EBITDA, shall be less than or equal to 4.50 (four point fifty) times, except in the event of (i) prior to the effective transfer of the shares of PT Portugal to Altice and payment of the sales price to the Company and/or any of its subsidiaries (the “Closing”), there is a need to deconsolidate the EBITDA of PT Portugal and its subsidiaries from the Company’s consolidated EBITDA calculation while, at the same time, there is a need to consolidate the debt of PT Portugal and its subsidiaries in the calculation of the Total Gross Debt of the Company, or (ii) after the Closing, PT Portugal’s debt will have been substantially transferred to the Company and/or any of its subsidiaries, being that, in either case, the maximum leverage to be calculated by the Company for each of the four quarters of 2015, obtained by dividing the Total Gross Debt by the Company’s EBITDA, shall be less than or equal to a ratio of 6.00 (six) times. For the quarters ended March 31, June 30 and September 30, 2015, the financial ratio provided herein shall be calculated according to the Company’s audited quarterly financial statements for each of those quarters. For the quarter ended December 31, 2015, the financial index provided herein shall be calculated according to the Company’s 2015 audited annual financial statements.

C.1)                        The ratios calculated from the financial covenants referred to above should return to be those currently included in Clause 6.23, item XVIII of the Indenture (i.e., the ratio of the Company’s Total Gross Debt to EBITDA shall be less than or equal to 4.00, based on the Company’s consolidated shareholders’ equity, and the ratio of the Company’s EBITDA to Debt Service shall be greater than or equal to 1.75, based on the Company’s consolidated shareholders’ equity) should be reinstated beginning in the first quarter of 2016 (inclusive), with the respective amendment to the Indenture, but without the need for a new meeting of Debenture Holders, authorizing the trustee to enter into a new amendment to the Indenture in order to reestablish the financial covenants originally included in Clause 6.23, item XVIII of the Indenture.

C.2)                        In accordance with the change of ratios, pursuant to the waiver of the financial covenants, in accordance with the terms described above, the authorization to amend Clause 6.23, item XVIII of the Indenture to replace the existing language with the language provided in the amendment of the Indenture.

D)                                  As a result of the ratification of the approval of items A, B, and C above, approve (i) payment to the Debenture Holders of the waiver fee by the Company in an amount equivalent to 100 bps (flat), calculated based on the nominal value of the Debentures, updated based on the remuneration of the Debentures (“Waiver Fee” and “Updated Nominal PU”), considering for such calculation the Updated Nominal PU calculated on the date of payment of the Waiver Fee, and

(ii) the option of the Mandatory Acquisition, observing the procedures described in the minutes of the General Meeting of Debenture Holders.

E)                                  The payment of the Waiver Fee and the completion of the Mandatory Acquisition shall be executed in accordance with the procedures described in the minutes of the General Meeting of Debenture Holders.

F)                                   Authorize the trustee to adopt any and all procedures necessary to implement the resolutions described above, including, without limitation, the execution of the Second Amendment to the Indenture on behalf of the Debenture Holders.

The minutes of the general meeting of the Debenture Holders of the 9th Issuance held today were disclosed on the IPE system of the CVM and the Company’s website.

The Company will timely disclose to the Debenture Holders more detail regarding the Waiver Fee payment.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this Material Fact.

Rio de Janeiro, February 12, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.